EXHIBIT 12

OHIO POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	3/31/2015	3/31/2015
EARNINGS
Income Before Income Taxes	$842,922	$678,690	$487,817	$635,650	$348,629	$355,057	$101,254
Fixed Charges (as below)	269,886	248,026	245,446	215,548	136,127	135,955	34,657
Total Earnings	$1,112,808	$926,716	$733,263	$851,198	$484,756	$491,012	$135,911

FIXED CHARGES
Interest Expense	$242,000	$221,976	$213,100	$182,046	$128,291	$127,733	$32,449
Credit for Allowance for Borrowed Funds Used During Construction	3,786	2,350	9,046	10,102	4,436	4,822	1,358
Estimated Interest Element in Lease Rentals	24,100	23,700	23,300	23,400	3,400	3,400	850
Total Fixed Charges	$269,886	$248,026	$245,446	$215,548	$136,127	$135,955	$34,657

Ratio of Earnings to Fixed Charges	4.12	3.73	2.98	3.94	3.56	3.61	3.92